Exhibit 1

April 7, 2022

LivePerson, Inc.

530 7th Ave, Floor M1

New York, New York 10018

Attn: Board of Directors

Dear Members of the Board,

By way of background, Starboard Value LP (together with its affiliates, “Starboard”) is an investment management firm that seeks to invest in undervalued companies. Our approach to such investments is to actively engage and work closely with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.

As disclosed in our Amendment No. 1 to our Schedule 13D filed on March 1, 2022, Starboard owns approximately 9.7% of the outstanding shares of LivePerson, Inc. (“LivePerson” or the “Company”).

We made this significant investment in LivePerson because we firmly believe in the Company’s mission and value proposition. Our diligence to-date indicates the Company has best-in-class technology, and its messaging solutions are highly rated by its blue-chip customer base. We also firmly believe messaging will continue to gain share as the communication modality preferred by consumers and enterprises. We commend the management team and Board of Directors (the “Board”) for building the strong foundations that should position the Company for future success despite the current challenges.

We should all be aligned in our interest to create long-term shareholder value, and we are sure that you also share our frustration in the Company’s stock price underperformance. For context, since the Company’s IPO, the stock price has underperformed its self-selected Proxy Peers by 458%.1 This poor performance continued over the past three and five years preceding Starboard’s initial Schedule 13D filing, and in the one-year period prior to this filing the share price declined by 69%.2

1 Source: Public company filings and Bloomberg. Represents the Company’s total returns less the average total return of its self-selected proxy peers from 4/7/00 through 2/28/22. Total returns adjusted to include dividends. Peer group reflects the Company’s self-selected peers as published in the Company’s 2021 Proxy (page 26). Excludes Slack Technologies, DataDog, MongoDB, Momentive Global, Yext, Zuora, New Relic, Twilio, Varonis, Zendesk, Box, Five9, Blackline, Hubspot, and PROS Holding as they were not public during the full measurement period.

2 Source: Public company filings and Bloomberg. Measured from 2/26/21 through 2/28/22.

In addition to stock price underperformance, we recognize the Board is likely similarly frustrated with the Company’s persistent valuation discount to its peers, and that the Company’s valuation discount – as measured by its enterprise value to sales multiple relative to peers – has considerably widened over the last year.

Over our eighteen year history we have invested in, and collaborated with, many companies in a similar position: strong products in favorable markets, but with challenges driving sustainable profitable growth and shareholder value creation. There are key lessons that come out of governing through challenging periods like this. Unfortunately, as a group, the current Board does not have any experience on other U.S. public company boards which may make it difficult to navigate the current environment. Our hope is to work collaboratively with the Company and assist the Board to help the Company reach its potential. We strongly believe these challenges can be overcome and our goal is to work with the Board to see LivePerson succeed.

To that end, on February 25, 2022, given the impending deadline for director nominations, we submitted a notice to the Company nominating four highly-qualified directors for election to the Board at the upcoming annual meeting. We hope you will recognize that these individuals have highly relevant skill sets to augment and improve the Board, and we believe that each nominee would serve as a valuable resource to the Company. Again, while we recognize that it may be hard for the Board to fully appreciate, our experience has proven time and time again how important it is to have directors with fresh perspectives, relevant skill sets, and U.S. public company board experience. This is especially true during challenging times where strong oversight and governance is critical to improving the performance of a business. We nominated a slate of highly-qualified directors to help with this process as we believe their perspective and experience can be leveraged to help address the governance opportunities at the Company; and in doing so, help the Company more fully realize its potential.

As we are sure the Board recognizes and laments, the Company’s performance has meaningfully deteriorated over the past year and is now far below its commitments to shareholders as well as industry standards for successful enterprise software companies. Although we are deeply concerned with the Company’s current and expected performance, we continue to firmly believe the Company has tremendous potential. We do not believe the Company’s current woes are due to permanent or structural issues and, thus, can be addressed with the proper strategy, execution, and oversight.

Given our experience, and as one the Company’s largest shareholders, we believe it would be helpful to outline some of our views on the challenges and opportunities facing LivePerson in this letter:

The Company’s Financial Performance Has Deteriorated

The Company briefly experienced improved growth and profitability at the onset of the pandemic as businesses hurried to adopt and grow virtual customer engagement applications. However, those trends have since reversed, unfortunately making clear that the Company’s period of improving performance was at least partially due to temporary COVID-related tailwinds.

We estimate the Company’s organic growth rate has declined from a pandemic peak of 38% in the first quarter of 2021 to just 18% in the fourth quarter of 2021.3 Even more worrisome, the Company’s guidance indicates organic growth is now expected to drop to an estimated 11% in the first quarter of 2022.4 Notably, the Company’s latest actual and future expected growth rates are below the pre-pandemic organic growth rate of 20% in the fourth quarter of 2019.

3 Q4-21 organic revenue growth calculated as reported Q4-21 revenue growth of 21% less Starboard’s estimated impact of acquisitions. Starboard estimates acquisitions represented ~3% of growth in Q4-21 based on the Company’s disclosures and our assumptions.

4 Expected Q1-22 organic revenue growth calculated as the midpoint of Q1-22 revenue growth guidance of 17% less Starboard’s estimated impact of acquisitions. Starboard estimates acquisitions will represent ~6% of growth in Q1-22 based on the Company’s disclosures and our assumptions.

Concurrently, the Company’s operating expenses have steadily increased, outpacing revenue growth, resulting in lower profitability. From 2018 to 2021, revenue grew by $220 million, yet operating expenses increased by $265 million over the same time period, resulting in a 10.3% reduction in Adjusted EBITDA Margins (including stock-based compensation).5 Again, we understand that these ballooning costs may have been due in part to overly optimistic revenue growth assumptions but as it has become clear these benefits were transitory it is crucial to take swift action to adjust the cost structure to the reality of today’s business.

Capital expenditures have also increased significantly over the same time, more than doubling from $22 million in 2018 to $46 million in 2021. The Company’s capital expenditures are related predominantly to capitalized software development costs and thus truly represent additional product development expenses not captured in operating expenses.

5 Operating expenses calculated as revenues less Adjusted EBITDA plus stock-based compensation.

Looking forward, the Company’s 2022 guidance contemplates further deterioration in the financial model as operating expenses are guided to grow another $124 million as compared to 2021 while revenue grows by just $84 million6. As a result, even if the Company achieves these revenue targets, Adjusted EBITDA will decrease by $39 million as compared to 2021. Notably, the Company’s 2022 guidance does not include substantial stock-based compensation, capitalized product development expenses, or reflect the large, capitalized investments in early-stage M&A completed in 2021 and 2022 amounting to up to $440 million.7 We believe these trends are highly troubling and there needs to be a heavy debate around budgeting, spending, and strategy to determine the appropriate way forward.

The Company’s Current and Expected Performance Is Well Below its Commitment to Shareholders and Industry Standards

Taken together, the Company’s organic revenue growth and profitability are below both the Company’s commitments to shareholders and industry standards for heathy enterprise software companies. As we are sure the Board remembers, the Company held its most recent investor day in May 2019 where it committed to achieving the Rule of 40 within three to five years by accelerating revenue growth to at least 25% and generating Adjusted EBITDA margins of at least 15%. The Rule of 40 is a widely accepted gauge for assessing a healthy operating balance between growth and profitability for enterprise software companies. Following the Company’s 2019 Investor Day, it reiterated those targets and even increased its revenue growth target for 2022 to 27%. Unfortunately, the Company’s recent performance and 2022 guidance are considerably below its growth and profitability targets as well as the comparison to the Rule of 40.

The degree of shareholders’ and the investment community’s frustration with the revised outlook was reflected in the 26% decline in the stock price and 8 out of 15 sell-side analysts downgrading the Company after the fourth quarter 2021 earnings release.8 These results are clearly unacceptable.

6 Based upon the midpoint of the Company’s 2022 guidance.

7 Represents total consideration for e-Bot7, Tenfold, VoiceBase, WildHealth acquisitions and contributions to newly formed JV. Includes contingent consideration.

8 Based upon data from Bloomberg.

There is a Significant Opportunity to Improve Performance

We recognize how difficult it can be to identify and execute on a winning go-to-market strategy as illustrated by the Company’s several go-to-market strategy shifts over the past few years. That said, our diligence indicates the Company provides significant value to its customers and allows them to reduce costs while also improving end consumer satisfaction. LivePerson’s value proposition is further highlighted by its strong net retention rates (which have been at or above the Company’s target of 105% to 115% for 18 consecutive quarters), which result in embedded growth within its core base. This growth from the Company’s existing customer base should drive meaningful operating leverage given the lower cost of sales that are typically associated with renewal and upsell transactions. Furthermore, we believe there is a large opportunity to build upon this embedded growth with new logo wins given the secular tailwinds driving increased messaging adoption, as well as LivePerson’s strong value proposition. The key to unlocking this growth is refining the Company’s go-to-market strategy to ensure increased sales productivity and best practices in the go-to-market organization while managing costs.

We believe there is an opportunity to streamline the Company’s cost structure. For example, gross margins have declined from 75% in 2018 to 67% in 2021 despite an investor day target to maintain gross margins of at least 75%.9 Sales and marketing costs have ballooned to $165 million and 35% of sales in 2021 despite new logo count declining from a peak of 563 in 2019 to 412 in 2021.10 We believe the Company must immediately stratify and study its go to market investments across its various geographies, verticals, and customer segments to reduce inefficiencies and improve productivity. Through this work and by benchmarking costs and best practices with peers, we see scope for meaningful efficiencies on sales and marketing expenses.

Product development and capital expenditures (largely comprised of capitalized software development expenses) cumulatively totaled $204 million and 43% of sales in 2021.11 Here too we see opportunity for the Company to undertake a deep ROI-focused analysis of its product roadmap and attendant investment decisions. By implementing a strict focus on the Company’s core competencies while de-emphasizing non-core initiatives, we believe the Company would be able to increase funding and improve time to market for key products, while also reducing overall expenses.

A more efficient streamlined organization does not necessarily imply a slower growing organization. In fact, we have been involved in numerous situations in the technology sector where implementing increased rigor and focus as described above has led to improvements in both growth and profitability. We firmly believe that such an outcome is possible at LivePerson.

9 Cost of revenue includes stock-based compensation and amortization of purchased intangibles.

10 Represents Sales and Marketing expense for 2021. Includes stock-based compensation.

11 Product Development expense includes stock-based compensation.

We Believe in the Opportunity and Are Here to Help Management and the Board

As we highlighted, the Company possesses significant unmet potential having built a highly relevant product in a fast-growing market. However, in order to fully realize its potential in a rapidly changing technology ecosystem, we see a pressing and timely need to hone the go-to-market strategy and stream-line and focus product development and operations.

We have significant experience investing in businesses at such crucial points in their evolution. We believe we and our nominees can help you as you govern the business and advise management as they navigate this critical moment. As tempting as it may be to hold tight to the status quo, we believe that embracing change is the more prudent approach.

We would strongly encourage you to closely consider the director candidates we have identified. Each candidate has extensive operating or investing experience in enterprise software. Moreover, each candidate has substantial public company governance experience overseeing and guiding software businesses through critical junctures. We recognize these are perspectives that the current Board appears to lack and, as such, we deliberately put forward candidates that we believe could help bring this perspective.

We would also note that the Company has preserved extremely poor corporate governance policies that are out of touch with current day best practices. We would note that the Board remains classified, maintains a combined chairperson and CEO, and does not have a lead independent director, amongst other critical governance shortfalls. It is crucial for the Board to evolve these practices towards best-in-class governance, especially in the light of the current challenges facing LivePerson.

Finally, we recognize that we all share the belief that the Company should have a very bright future and that you did not intend to find yourself in this position of operational challenges and stock price underperformance. We appreciate the ongoing dialogue we have with members of management and the Board and remain open minded to finding a mutually agreeable solution that would allow us to work together constructively. We remain available and look forward to discussing these and other topics at your convenience.

Sincerely,

Peter Feld
Managing Member
Starboard Value LP